October 14, 2004


Mail Stop 4-6

Mr. Nicholas J. Letizia, Esq.
Senior Vice President, General Counsel and Secretary
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

Re:	Infocrossing, Inc.
	Post-effective Amendment No. 1 to Registration Statement on Form
S-3
	Filed September 20, 2004
	File No. 333-117340

Dear Mr. Letizia:

This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at the end of this letter.

POST-EFFECTIVE AMENDMENT NO.1 TO REGISTRATION STATEMENT ON FORM S-3

General

1. We note that on September 1, 2004, you filed a Form 8-K announcing that you had entered into a definitive agreement to acquire a segment of Verizon Information Technologies, Inc., and that on October 4, 2004, you filed a Form 8-K announcing that you had closed such acquisition. While your disclosure in the Form 8-K indicates that you will file appropriate financial statements prior to December 17, 2004,
Item 11(b)(i) of Form S-3 requires the inclusion of all financial information required by Rule 3-05 and Article 11 of Regulation S-X. This information must be provided prior to effectiveness of this post-effective amendment. Please revise your post-effective amendment to provide appropriate financial information with respect to Verizon Information Technologies Inc. or advise why such information is not necessary. See S.21 of the July 1997 CF Telephone Interpretations Manual.


*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, before we exercise our discretion under Section 8(c) and declare your post-effective amendment effective, the Company should furnish a letter acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Sara Kalin at (202) 942-2986 or Tangela Richter at (202) 942-1837. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. Robert A. Zuccaro, Esq.
	Ms. Rajani Gupta, Esq.
	Latham & Watkins LLP
	885 Third Avenue
	New York, NY 10022
	Telephone: (212) 906-1200
	Facsimile:  (212) 751-4864





Mr. Nicholas Letizia
October 14, 2004
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